EXHIBIT 23.5

             Consent of DeGolyer and MacNaughton Petroleum Engineers

     In connection with the Registration Statement on Amendment No. 2 of Form S-3, of Magnum Hunter Resources, Inc. (the Company) to be filed with the Securities and Exchange Commission on or about April 19, 2001, DeGolyer and MacNaughton (the firm) hereby consents to the incorporation in said Registration Statement found under the headings "Experts" in the "Basic Prospectus" and under the headings "Experts" in the "Sales Agreement Prospectus," of the references to the firm and our report entitled "Appraisal Report, as of December 31, 2000, on Reserves owned by Magnum Hunter Resources, Inc. in Certain Properties Offshore Louisiana," included in or made part of the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

/s/ DeGolyer and MacNaughton
DeGolyer and MacNaughton


Dallas, Texas
April 19, 2001